Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

March 8, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR CORPORATE OVERVIEW AND 2011 OUTLOOK

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (“Alberta Star” or the “Company”) announces operating results for the year ended November 30, 2010 and an update of its planned 2011 exploration drilling activities.

Highlights of Alberta Star’s operations during the year ended November 30, 2010 include:

  Since August 2010, management has implemented a growth strategy, which includes completing the acquisition of oil assets located in the provinces of Alberta and Saskatchewan utilizing the Company’s working capital to generate a cash flow and acquired more sustainable growth opportunities;

  Developed strong industry relationships with an experienced heavy oil operator and joint working interest owner.

  The Company has implemented an exploration strategy that has allowed for exploration drilling and development on it’s recently acquired oil and gas assets.

  As a result of the Company’s acquisitions and exploration activities the Company was able to exit 2010 with production of approximately 267 bbls per day.

  Completed with 100% success rate the Phase 1 and 2 drilling programs resulting in the completion of (6) wells (155 bbls per day net production to the Company) at Landrose, Saskatchewan. The wells drilled and completed were the C-11, C-12, C-14, C-5, and C-6 wells situated in Landrose, Saskatchewan .

  The Company’s Phase 1 Drilling program consisted of drilling 3 wells (0.75 net to the Company) which were completed and are now on production.

  The Company’s Phase 2 Drilling program consisted of drilling 3 wells (1.5 net to the Company) which were completed and are now on production.

Highlights of Alberta Star’s anticipated 2011 work program and summary of operations for the year to date include:

  Established a $1.1 million credit facility commitment with the Canadian Western Bank consisting of a $800,000 revolving operating loan and a non-revolving acquisition and development loan. The credit facility combined with the Company’s working capital will allow the Company financial flexibility as it looks to implement and execute it’s 2011 capital plan.

  Approval of a $2.5 million capital budget of which approximately $2.1 million is budgeted for drilling, completing and equipping an estimated 10 -12 wells (5 - 6 net to the Company) in Alberta & Saskatchewan. The budget also includes facilities investments, primarily in Saskatchewan which will optimize new production while improving existing production efficiencies.

  Implemented and approved the Company’s 3 well Phase 3 drilling program for 2011 at Landrose, Saskatchewan. The Company has submitted applications for approval on three wells (1.5 net wells).

  Current production of approximately 267 bbls per day from 25 producing wells from the Company’s asset portfolio.

  The Company is expecting the Company’s oil production profile to continue to increase as a result of continued drilling and completion activities which should result in increased netbacks as a result of operating efficiencies.

  Management intends to seek opportunities to expand and diversified it’s land base in west central Alberta & Saskatchewan and internationally in Colombia, South America.

  In addition, first quarter spending will also include carryover activity as we complete and add production from wells that were drilled in the fourth quarter of 2010.

  The Company brought onto production 1 infill well (0.5 net well) that was drilled, cased and completed in January 2011.

  Commencement of continuous production from 5 recently completed wells on the Lloydminster, Alberta properties.

  Acquired a 50% interest in the petroleum and natural gas rights to 160 acres of undeveloped lands at the Saskatchewan Crown Land sale and 120 acres of undeveloped lands at the Alberta Crown Land sale. The acquisitions increased the Company’s land base in the Lloydminster region with the potential to increase the number of drilling opportunities.

  Acquired a 100% interest in the petroleum and natural gas rights to 120 gross acres of undeveloped lands at the Alberta Crown Land sale. The acquisition increased the Company’s land base in the Lloydminster region. Alberta Star holds an undivided 50% working interest in the lands. The acquisition increases the Company’s growing land base in west central Alberta and Saskatchewan and increases the additional potential for multiple drilling opportunities being identified, finalized and planned by Alberta Star and its industry partner for exploration and potential drilling in 2011. Alberta Star holds an undivided 50% working interest in the acquired lands, as the acquisition was made jointly on a 50/50 basis with an industry partner.

  The Company intends to participate in drilling three additional wells (1 net to the Company) in the Lloydminster area of Alberta. The wells are in addition to the Company’s previously announced Phase 3 drilling program. The three well project is scheduled to include drilling, and completing three in-fill heavy oil wells at the following locations: C6-24-050-02-W4, 3D-11- 050-02-W4 and C7-14-050-02-W4. Once completed this program will increase the number of Lloydminster heavy oil wells that the Company has an interest to seventeen (17). The Company will have a 33 1/3 working interest in the three additional wells.

  The Company has agreed to participate in the drilling of one well (0.5 net to the Company) on the Blackfoot lands located in the Lloydminster area of Alberta with Forent Energy Ltd. of Calgary, Alberta. The proposed well is located at 04-02-050-02-W4M, and subject to rig availability, is expected to be spudded by mid March 2011.

  The Company plans to expand its focus internationally with heavy oil, light oil and gas. The Company has identified a number of heavy oil, light oil and gas opportunities in Colombia, South America.

  Maintained the Company’s IOCG Properties uranium leases and poly-metallic/ rare earth mineral properties situated in Canada’s Northwest Territories.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets and plans on increasing its daily aggregate oil production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects in Colombia, South America. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131          Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or Mr. Mario Drolet

MI 3 Communications Financiers Inc.
440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the 2011 capital program and planned drilling and completion activities, licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive..

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.